# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Star Bulk Carriers Corp., CIK 0001386716
CUSIP: Y8162K204
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: C/O STAR BULK MANAGEMENT INC., 40 AGIOU, KONSTANTINOU STR, MAROUSSI, ATHENS, Greece (J3), 15124
Date of event which requires filing of this statement: 05/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001369241

## Reporting persons
- Danaos Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); sole voting power 6,130,613; shared voting power 0; sole dispositive power 6,130,613; shared dispositive power 0; aggregate amount beneficially owned 6,130,613 (5.23% of the class)
  Comment: *Based on 117,127,531 shares of common stock outstanding as of February 17, 2025, as reported in Star Bulk Carriers Corp's Form 20-F filed with the Securities and Exchange Commission on March 19, 2025 for the fiscal year ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Star Bulk Carriers Corp.
Address of issuer's principal executive offices: C/O Star Bulk Management Inc., 40 Agiou Konstantinou Str, Maroussi Athens, Greece, 15124

## Item 2. Person Filing
Name of person filing: Danaos Corporation, a Marshall Islands corporation.
Address of principal business office or, if none, residence:
c/o Danaos Shipping Company Limited
14 Akti Kondyli
185 45 Piraeus
Greece
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this filing is incorporated herein by reference.
Percent of class: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this filing is incorporated herein by reference.
Sole power to vote or to direct the vote: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership asof the date of this filing is incorporated herein by reference.
Shared power to vote or to direct the vote: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this filing is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this filing is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this filing is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Danaos Corporation: /s/ Evangelos Chatzis, Evangelos Chatzis/Chief Financial Officer (05/09/2025)